centrica

taking care of the essentials

82-4578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	1 October, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and [redacted] distribute, or retain this message or any part of it.

04045217

Please find following a Stock Exchange Announcement recently released.

Secretariat

dw 10/1

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

1 October, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires Dyno-Rod & Centrica completes sale of the AA

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

October 1 2004

Centrica acquires Dyno-Rod

Centrica plc today announced that it has acquired Dyno-Rod, the UK's leading on-demand drain maintenance specialist, and its related businesses, for a consideration of £57.6 million in cash.

Dyno-Rod will add to British Gas' portfolio of home services and will help to support customer retention and drive cross-selling opportunities with new customers. Centrica's Business Services arm is already exploring similar prospects in the commercial sector.

The combination will also provide operating synergies for British Gas which already has significant relationships with Dyno-Rod through its plumbing and drains product offerings.

Since the products were first introduced in 1999, British Gas has attracted 1.2 million contracted plumbing and drain cover customers, and will use this acquisition to increase its access to the on-demand market.

Dyno-Rod's 2004 turnover is currently forecasted to be £13 million (derived from a franchisee turnover of £60 million) with a profit before tax of £6 million.

Mark Clare, Managing Director of British Gas said: "Dyno-Rod is a well-established and trusted brand which complements British Gas as a leading service provider in an on-demand plumbing and drains market-place worth in excess of £500 million per year.

"British Gas already helps to protect the homes of millions of customers with a wide range of contract products from central heating, kitchen appliance and home electrics care to plumbing and drains cover. This acquisition will give us better access to the 14 million private households who currently rely heavily on emergency call-out services."

The Dyno-Rod group currently has 89 drains franchises covering the UK and Ireland plus an expanding network of 13 plumbing franchises. It also has 60 locks franchises, the UK's largest mobile emergency locksmith service, which has scope for further geographical franchise expansion nationwide.

Dyno-Rod employs 131 full-time staff at its Surbiton office, plus 12 staff co-located in British Gas' Stockport office.

Ends

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes to editors:

- Dyno-Rod is the UK's market leading drain cleaning service. Their work includes clearing blockages, CCTV drain inspection surveys, drain repairs and pipework installations.

- Dyno-Locks is a lock and security service specialising in gaining entry to buildings and cars, replacing/fitting locks and grilles, on-site key cutting and safe opening.

- Dyno-Plumbing provides a specialist plumbing service including: burst & leaking pipework, washing machine and dishwasher installations, repair of ball valves, water tanks and cisterns.

Existing British Gas Home Service customer product holdings (to end H1 2004):
Central heating service contracts 3,298,000
Other central heating service contracts 827,000
Kitchen appliances care (no. of appliances) 1,222,000
Plumbing & drains care 1,142,000
Electrical care 666,000
Home security 27,000

Total holdings 7,182,000

October 1 2004

Centrica completes sale of the AA

Centrica plc today confirmed that it has completed the sale of the AA to a company formed by CVC Capital Partners Ltd and Permira Advisers Ltd, as announced on 1 July 2004.

This follows receipt of all regulatory clearances from the respective bodies in the UK, the Channel Islands, Ireland and the European Commission.

A circular will shortly be posted to shareholders setting out full details of Centrica's proposals, also announced on 1 July, for a special dividend and accompanying share consolidation.

Payment of the special dividend is conditional on shareholder approval for the share consolidation, which will be sought at an extraordinary general meeting. Details of the meeting will be included in the circular.

The intention is to return a total of not less than £1.5 billion to shareholders via a combination of the proposed special dividend and a rolling share repurchase programme which is already under way.

The proposed special dividend amounts to approximately ten per cent of Centrica's market capitalisation as at close of business on 30 September (adjusted to take account of the interim dividend of 2.5p per share), and will total £1.058 billion, or 25 pence per share. The proposed share consolidation will similarly reduce the number of Centrica shares in issue by approximately ten per cent, on a basis of nine new shares for every ten presently held.

The expected anticipated timetable for the extraordinary general meeting, payment of the interim dividend of 2.5 pence per share, declared on 29 July 2004, and payment of the proposed special dividend is as follows:

Wednesday 20 Oct 2004:	Ex dividend date for interim dividend
Thursday 21 Oct 2004:	Extraordinary general meeting, 10am, at the Ibis London Earls Court Hotel, London, SW6 1UD.
Friday 22 Oct 2004:	Record date for interim dividend, proposed special dividend and proposed share consolidation
Monday 25 Oct 2004:	Ex dividend date for proposed special dividend and first day of dealing in new ordinary shares
Wednesday 17 Nov 2004:	Payment date for interim dividend and proposed special dividend.

Contacts:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085

centrica

taking care of the essentials

RECEIVED

2004 OCT -1 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

29 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Non-Executive Director Declaration

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

28 September 2004

Centrica plc non-executive director declaration

In accordance with paragraph 16.13 of the Listing Rules, Mr Paul Rayner, who was appointed a non-executive director of Centrica plc on 23 September 2004, has disclosed, that, on appointment, he had no interest in the ordinary shares of 5 $^{5}/_{9}$ pence each in Centrica plc.

Enquiries:

Centrica Investor Relations	01753 494000
Centrica Media Relations	01753 494085